PETRI BIO, INC

Financial Report

December 31, 2020

CONTENTS



Drake Small & Associates
Certified Public Accountants

Independent Accountant's Compilation Report

To the Board of Directors
Petri Bio Inc
370 Amapola Ave, Ste 100
Torrance, CA 90501-1475

Management is responsible for the accompanying financial statements of Petri Bio, Inc, which comprise the balance sheet as of December 31, 2020 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Drake, Small and Associates

Drake Small + associates

Louisville, Kentucky
April 30, 2020

Balance Sheet
December 31, 2020

Assets

Current Assets

  Cash | 87,860

    Total current assets | 87,860

             | 87,860

Liabilities and Stockholders Equity

Current Liabilities

  Accrued expenses | 2,532

    Total current liabilities | 2,532

Long-term Liabilities

  SAFE Notes | 134,087

    Total long-term liabilities | 134,087

    Total liabilities | 136,619

Stockholders Equity

  Common stock | 500
  Retained earnings (deficit) | (49,259)

    Total stockholders equity | (48,759)

             | 87,860

Revenues   _____

Operating expenses

Compensation costs	23,299
Marketing and advertising	880
Research and development	9,951
Professional services	520
Rent	8,000
Software and web hosting	1,314
Office expenses	3,222
Travel and transportation	2,073
Total operating expenses	**49,259**

Net income (loss)   (49,259)

Beginning stockholders equity (inception)

Issuance of common stock for cash   500

Ending stockholders equity   (48,759)

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities

Increase (decrease) in total net assets   (49,259)

Adjustments to reconcile increase in total net
  assets to cash provided by operating activities:

Changes in assets and liabilities:

  Increase (decrease)
    Accrued expenses   2,532

      Net cash used in operating activities   (46,727)

Cash Flows from Financing Activities

Issuance of SAFE notes   134,087
Issuance of common stock   500

      Net cash provided by investing activities   134,587

Net increase (decrease) in cash   87,860

Cash at beginning of year   _____

Cash at end of year   87,860

Notes to Financial Statements

December 31, 2020

Note 1 – Nature of Activities

Petri Bio (the Company) creates therapies and healthcare products inspired by the compounds found in nature. The Company is engineering the next generation of microbes with novel functions to enhance health.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. For the year ended December 31, 2020, the Company's cash positions include its operating bank account.

Note 3 – SAFE Notes

The Company issued SAFE notes to investors during 2020 as part of its equity financing. The notes carry no interest rate and terminate upon the eventual issuance of capital stock. The balance of the notes was $134,087 at December, 31, 2020 and is recorded as long-term debt on the balance sheet in accordance with standards established by the Securities and Exchange Commission.

Note 4 – Subsequent Events

Management has evaluated events and accounts of the Organization from December 31, 2020 through April 30, 2021, the date the financial statements were available to be issued, to determine if there are any subsequent events that provide additional information about conditions that existed at the financial position date.